UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Disposal - June 30, 2011

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 30, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: June 30, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

                                                                                                                                                30 June 2011

Barclays PLC

Barclays agrees to sell a portfolio of approximately €520 million(1) (£460 million) of private equity fund interests to AXA Private Equity

Barclays Bank PLC has signed a definitive agreement to dispose of a €520m (£460m) portfolio of US and European private equity interests held and managed by Barclays Capital, its investment banking division, to AXA Private Equity. The portfolio includes investments in private equity funds as well as several direct private equity interests held by Barclays Capital. The portfolio does not include any investments managed by Barclays Private Equity.

The sale of this portfolio has been agreed in anticipation of new regulations impacting the cost to banks of holding private equity investments and their future returns. The purchase price for the portfolio exceeds the book value and the sale is expected to result in a small profit on disposal and a small increase in Core Tier One capital. Completion is subject to obtaining certain consents and waivers and is expected to occur in phases, with the initial completion expected to take place later this year.

"This transaction is further evidence that we are delivering on our commitment to increase our balance sheet efficiency", said ChrisLucas, Barclays Group Finance Director. "We are pleased with this transaction and continue to look for similar opportunities going forward."

In addition to Barclays own resources, Campbell Lutyens was retained to manage the auction process.

(1) Based on the aggregate net asset value of the portfolio plus undrawn commitments.

-Ends-

For further information please contact:

Barclays
Investor Relations                                     Media Relations
James Johnson                                         Jon Laycock
+44 (0) 20 7116 7233                                +44 (0) 207 773 4324

Richard Caven                                         Simon Eaton
+44 (0) 20 7116 2089                                +44 (0) 203 134 2111

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia.  With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 147,000 people.  Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.  Neither the content of the Barclays website nor any website accessible by hyperlinks on the Barclays website is incorporated in, or forms any part of, this announcement.

AXA
Media Relations
Ben Girdlestone
+ 44 (0) 20 7367 5243

Imogen Harvey
+ 44 (0) 20 7367 5235

Daniel Kahn
+ 44 (0) 20 7367 5247

About AXA Private Equity

AXA Private Equity is a leading private equity firm with US$25 billion in managed assets and a global reach extending across Europe, North America and Asia. The firm offers investors the full spectrum of private equity services for every market segment: direct funds, infrastructure financing, mid cap and small cap buyouts, venture capital, coinvestments, fund of funds as well as mezzanine financing. With offices in Paris, Frankfurt, London, New York, Singapore, Milan, Zurich and Vienna, AXA Private Equity supports the development and long-term growth of its portfolio companies with sustainable growth strategies and by granting them access to the AXA international network. AXA Private Equity has earned the trust of its investors by regularly supplying them with transparent performance data on its funds and portfolio companies.